Exhibit 99.2

ASM International N.V.

ASM International N.V. Updates Shareholders

Prior to November 27th EGM

ASMI reiterates confidence in Front-end business

No further use of ASM PT dividends for investment in Front-end operations

BILTHOVEN, the Netherlands, November 24, 2006 – Following our 3rd Quarter results and recent discussions with many shareholders, ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) wishes ahead of the EGM on 27 November to update investors on strategy and use of ASM-PT dividends.

Confidence in our Front-end Performance

ASM INTERNATIONAL (“ASMI”) re-iterates its confidence in its Front-end business. As we stated at the time of the announcement of our 3rd Quarter results, we have increased Front-end gross margin every quarter in 2006, improved working capital by 10 days year-to-date and are confident we can achieve EBITDA of over €10 million for 2006. We are committed to achieving positive operating cash flow (independent from the ASM-PT dividend) and positive net earnings in 2007, and beyond that, operating margins in line with Front-end peers by 2009.

In order to help shareholders track the performance of the Front-end operations, ASMI will be publishing separate Front-end and Back-end segment financial information on a quarterly basis beginning in the first quarter of 2007. We will also provide in our quarterly reporting an explanation of the key drivers of the performance of our Front-end business.

Use of Future ASM-PT Dividends

Based on the positive momentum in the Front-end business and confidence in its future performance, the Supervisory Board and the Management Board (“the Boards”) now consider the Front-end operations to be financially independent. The Boards have thus decided that going forward dividends received from ASM-PT will not be required for investment in the Front-end business.

All future dividends will therefore be used for a combination of either the reduction of ASMI’s outstanding convertible debt, the buyback of ASMI common shares, cash dividends to ASMI shareholders or, in the event of dilution resulting from the exercise of employee stock options in ASM-PT, the purchase of shares of ASM-PT to maintain ASMI’s ownership up to the current level. The Boards will determine at the relevant time which combination is the most appropriate for the company and its shareholders. This commitment is for the foreseeable future, and in any event, for the next three years.

Current and Future Strategy

As we have indicated before, in accordance with the undertakings made at the Annual General Meeting in May 2006, the Boards have considered the company’s current strategy regarding its Front-end and Back-end operations and have concluded that, at present, the proposed financial independence of the Front-end and associated dividend policy is the best way to maximise the value of the ASMI group from both its units.

In the future, both the Boards will continue to evaluate developments in the semi-conductor industry and the strategy of ASMI and will give all options, without exception, appropriate consideration.

Mr. Arthur del Prado, President and Chief Executive of ASMI, said: “ASMI has built valuable positions through sustained investment in innovation in recent years, which is now showing up in the improved financial performance of the Front-end operations. We are thus confident that future ASM-PT dividends will not be required for further investment in the Front-end operations. We are pleased that during the past months, we have been able to exchange views with our shareholders and clarify further the planned strategy of the company, and look forward to their support at the upcoming EGM.”

About ASM International

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics, and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on

Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts
Naud van der Ven	Mary Jo Dieckhaus
Chief Financial Officer	Investor Relations
+ 31 30 229 8540	+1 212 986 2900
Naud.van.der.ven@asm.com	maryjo.dieckhaus@asm.com

Erik Kamerbeek
Director Investor Relations
+ 31 30 229 8500
Erik.kamerbeek@asm.com

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